

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 20, 2009

Mr. Mark A. Peters
Executive Vice President and Chief Financial Officer
tw telecom inc.
10475 Park Meadows Drive
Littleton, CO 80124

> **Re: tw telecom inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and Documents Incorporated by Reference**
> **Filed February 24, 2009**
> **File No. 001-34243**

Dear Mr. Peters:

We have reviewed your supplemental response letters dated August 12, 2009 as well as your filing and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 35

1. We note your response to comment one from our letter dated July 15, 2009. Notwithstanding your response, please revise your proposed disclosures to provide the previously requested disclosures. With respect to your estimates of future cash flows:

   - Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
   - Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
   - In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

Note 1. Segment Reporting, page 69

2. We note your response to comment two from our letter dated July 15, 2009. We
    have reviewed your response and the information presented to your chief
    operating decision maker group, and it appears that the Atlantic region, Pacific
    region, Southwest region, Northeast region, Central region, South Central region,
    Midwest region, and Southeast region are each separate segments under SFAS
    131. We believe that each of these regions constitute an operating segment as
    discrete financial information is presented to your chief operating decision maker
    group on a monthly basis. We note that this information contains direct margin
    and EBITDA in which the chief operating decision maker group can make
    decisions about resources to be allocated and assess performance.

    Since you believe all of the above operating segments can be aggregated under
    paragraph 17 of SFAS 131, please provide us with a more detail analysis and
    financial information for all periods presented in your filing. Include in your
    analysis the historical and projected revenues, direct margins, direct margin
    percentages, EBITDA, EBITDA percentages, and annual targeted EBITDA along
    with any other information you believe would be useful for each of your operating
    segments to help us understand how these operations are economically similar.
    Please also address any differences in the trends these financial indicators depict
    (e.g. if direct margin is decreasing for one operation and increasing for another).

    Similarly, if you believe any of these operating segments are not required to be
    reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an
    analysis to support your position.

3. Since it appears that your eight regions are each separate operating segments,
    please tell us whether each region or one level below a region (component) is the
    reporting unit. If a region is the reporting unit, tell us how you concluded that a
    region and not a component(s) of a region is the reporting unit. Your response
    should address paragraph 30 of SFAS 142 and EITF D-101.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K
Short-Term Incentives, page 37

4. We note your response to comment five from our letter dated July 15, 2009. In
    future filings please explain how the compensation committee's qualitative
    analysis of individual performance factors resulted in the amounts awarded to
    each named executive officer. For example, we note that your response does not
    identify the general characteristics of Mr. Peters' "individual performance" that
    resulted in the compensation committee's decision to award him a 110% payout.
    We also note that your response does not address the individual performance

factors considered by the committee in determining the awards for Mr. Jones and Ms. Stuart. Furthermore, where compensation decisions are based upon benchmarking, discuss in more detail how the relevant named executive officer's compensation compared to the benchmarked companies and resulted in any adjustments to the officer's compensation.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director